ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

April 9, 2021

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration No. 811-08004)

Dear Mr. Ganley:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to (i) the Trust’s preliminary proxy statement filed on March 22, 2021, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s June 3, 2021, special meeting of shareholders of AMG Beutel Goodman International Equity Fund (formerly AMG Managers Pictet International Fund) (the “Beutel Goodman International Equity Fund”), a series of the Trust, and (ii) the Trust’s preliminary proxy statement filed on March 22, 2021, pursuant to Regulation 14A under the Exchange Act, relating to the Trust’s May 20, 2021, special meeting of shareholders of AMG River Road Mid Cap Value Fund (formerly AMG Managers Fairpointe Mid Cap Fund) (the “River Road Mid Cap Value Fund” and, together with the Beutel Goodman International Equity Fund, each a “Fund” and, together, the “Funds”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the applicable proxy statement.

The Trust also confirms that it has applied the Staff’s comments, as applicable, to the preliminary proxy statements filed on March 22, 2021, pursuant to Regulation 14A under the Exchange Act, relating to the special meetings of shareholders of the funds listed in Appendix A hereto.

Beutel Goodman International Equity Fund

President’s Letter

1. Comment: In the first paragraph, please set forth the proposals in a list to make them easier to read.

Response: The requested change has been made.

2. Comment: When Beutel is first identified, state that it is an affiliate of AMG.

Response: The requested change has been made.

3. Comment: The third paragraph explains that AMG’s determination to replace unaffiliated subadvisers with affiliated subadvisers would benefit the AMG Funds and their shareholders “through enhanced resources, competitive fee levels, and greater stability for the complex.” Please clarify what is meant by “enhanced resources” and “greater stability for the complex.”

Response: The Trust has revised the disclosure.

4. Comment: The fourth paragraph states that the fee rate to Beutel under the new subadvisory agreement is lower that the fee rate paid to Pictet. Please state amount of the decrease in the fee.

Response: The requested change has been made.

5. Comment: The fourth paragraph also states that the Board approved “certain fee changes” which will result in the reduction of the Fund’s net expenses. Please clarify the nature of the fee changes and state the amount of the reduction in expense ratios.

Response: The requested change has been made.

6. Comment: The fifth paragraph indicates that changes will be made to the principal investment strategies. Please make clear that shareholders are not being asked to vote on changes to the investment strategies.

Response: The requested change has been made.

Questions and Answers (Page iv)

7. Comment: For each proposal identified in response to the second question, please include a short descriptive heading.

Response: The requested change has been made.

8. Comment: Question 2, Proposal 1. In the first sentence, please identify Beutel Goodman as an affiliate of AMG. In the second sentence, please describe the “strategic realignment” rather than cross-referencing it.

Response: The requested change has been made.

9. Comment: Question 2, Proposal 5. Please clarify that a compensation plan would permit a distributor to make a profit by being paid amounts in excess of the expenses incurred. Please also indicate whether the amendment will result in a change in the amount of fees the Fund will pay.

Response: The requested changes have been made.

10. Comment: Question 2, Proposal 6. Please clarify that if shareholders approve this proposal, the Fund would not disclose fees paid to subadvisers on an aggregate basis, rather than on an individual basis, until after it applies for and receives approval by the SEC.

Response: The requested change has been made.

11. Comment: Question 3. Please briefly describe here the differences in the investment styles of Beutel and Pictet.

Response: The requested change has been made.

12. Comment: Question 3. In addition to briefly describing the differences in the investment styles of Beutel and Pictet, please describe whether the investment strategies are similar or different. If the strategies are different, please highlight the key differences.

Response: The Trust has disclosed that the investment strategies are different.

13.Comment: Question 4 (What is the impact of the Proposals on the Fund’s fees and expenses?). The response to this question indicates that the Fund’s net expenses will be reduced. Please disclose also how total expenses will be affected and the amount by which expenses will be reduced.

Response: The requested change has been made.

Overview of the Proposals (Page 2)

14. Comment: Proposal 1: Approval of New Subadvisory Agreement. The first sentence states that Board determined to replace Pictet with Beutel, in part, based on the strategic realignment discussed in the President’s Letter. The term “strategic realignment” is vague and may be confusing. Please explain the strategic realignment here rather than cross-referencing to the President’s Letter.

Response: The requested change has been made.

Proposal 1: Approval of the New Subadvisory Agreement (Page 7)

Board of Trustees Approvals

15. Comment: The middle of the first paragraph on page 7, states that the Board determined that hiring Beutel “does not involve a conflict of interest from which the Investment Manager or an affiliated subadviser derives an inappropriate advantage.” Please explain what is meant by the term “inappropriate advantage.”

Response: The Fund currently operates under a “manager-of-managers” structure pursuant to an order issued by the Securities and Exchange Commission (the “SEC”) that permits the Investment Manager, subject to the approval of the Board of Trustees, but without the need for shareholder approval, to enter into and materially amend subadvisory agreements with unaffiliated subadvisers (the “AMGF Order”). In accordance with the conditions of the AMGF Order, the Board considered whether the hiring of Beutel involves a conflict of interest from which the Investment Manager or an affiliated subadviser derives an inappropriate advantage. In considering whether a conflict of interest involves an inappropriate advantage, the Board considered whether a conflict of interest resulted in a breach of the Investment Manager’s or an affiliated subadviser’s fiduciary duties to the Fund.

16. Comment: The first paragraph contains several enumerated items that the Board considered. Please set them out in a list to make them easier to read.

Response: The requested change has been made.

17. Comment: The fourth item states that Beutel would receive a lower compensation rate under the new subadvisory agreement than Pictet. Please disclose here the amount of the decrease in the subadvisory fee.

Response: The requested change has been made.

18. Comment: The fifth item states that “certain fee changes” would be implemented that would result in lower expenses compared to the current fee structure. Please clarify that AMG has agreed to reduce the Investment Management fee, specify the amount of the reduction of that fee, and the expected reduction of the total and net operating expenses.

Response: The requested change has been made.

19. Comment: Please disclose whether there are expected to be expenses related to realignment of the fund’s portfolio due to the change in investment strategy. For example, is it expected there will be taxable capital gains distributed to shareholders as a result of selling portfolio securities?

Response: The requested change has been made.

Description of the New Subadvisory Agreement – Compensation (Page 8)

20. Comment: This states that the amount the Fund paid the Investment Manager for advisory services for the last fiscal year. Please state whether this is the amount paid after fee waivers and reimbursements. We may have additional comments after reviewing your response.

Response: The requested change has been made to state that the amount disclosed reflects fees paid by the Fund before any fee waivers or reimbursements.1

21. Comment: Please state the amount of the Investment Management fee that would have been paid if the annual rate had been 0.54%.

Response: The requested change has been made.

22. Comment: Please provide a pro forma fee table, either here or in another appropriate location, showing the operating expenses of the Fund with Pictet as subadviser and the operating expenses as proposed with Beutel as subadviser.

Response: The requested change has been made.

Description of the New Subadvisory Agreement – Comparison with Terms of the Former Subadvisory Agreement (Page 9)

23. Comment: Item 22(c)(8) of Schedule 14A requires the Fund to disclose the “material differences between the current and proposed contract.” This section discusses many differences between the contracts that are technical in nature. Please revise this section to limit it to the key differences between the contracts and move the remaining differences to an appendix to the proxy statement.

Response: The Trust has reviewed the disclosure and believes that it adequately discusses the material differences between the contracts, consistent with the requirements of Schedule 14A. Therefore, the Trust declines to make any changes in response to this comment.

24. Comment: Indemnification. The new subadvisory agreement provides that Beutel and the Investment Manager will indemnify each other for conduct including negligence. Please explain how this is consistent with restrictions on indemnification set forth in Section 17(i) of the Investment Company Act.

Response: The Trust notes that the New Subadvisory Agreement provides that (1) the Investment Manager will indemnify Beutel from Damages (as such term is defined in the New Subadvisory Agreement) that result from the Investment Manager’s willful misfeasance, bad faith or negligence or the reckless disregard of its obligations and duties and (2) Beutel will indemnify the Investment Manager from Damages that result from Beutel’s willful misfeasance, bad faith or negligence or the reckless disregard of its obligations and duties. The Trust believes

[1]	The Staff confirmed by telephonic conversation on April 6, 2021 that the Staff does not have additional comments on this response.

the New Subadvisory Agreement is consistent with Section 17(i) because it is not protecting any party against liability to the Fund or its shareholders to which such party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of its duties, or by reason of the party’s reckless disregard of its obligations and duties under such contract or agreement.

Portfolio Managers (Page 13)

25. Comment: Consider setting out the biographical information for each portfolio manager separately to aid readability.

Response: The requested change has been made.

Information Regarding Similar Funds (Page 13)

26. Comment: Although this section indicates that Beutel does not currently act as an adviser to any investment company registered under the Investment Company Act, disclosure elsewhere in the proxy statement indicates that the Board considered performance of the Beutel International Composite. If the Composite included performance of funds advised by Beutel with investment policies and strategies similar to the policies and strategies it will use to manage the AMG fund, please disclose the information required by Item 22(c)(10) of Schedule 14A.

Response: The Trust confirms that Beutel does not currently act as investment adviser or subadviser with respect to any other investment company registered under the 1940 Act with similar investment objectives and strategies to those of the Fund; therefore, there are no such funds to be included in response to Item 22(c)(10) of Schedule 14A. The Trust further notes that the Beutel International Equity Composite does not include any investment companies registered under the 1940 Act.

Board of Trustee Recommendation (Page 13)

27. Comment: This section generally should include a more detailed discussion of how the Board determined to replace Pictet with Beutel as subadviser. Instruction 1 to Item 22(c)(11) of Schedule 14A provides in part that:

Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract for which approval is sought and state how the board evaluated each factor.

This section primarily identifies various factors the Board considered, but does not relate them to the specific circumstances here and does not state how the Board evaluated each factor. For example, the paragraph captioned “Nature, extent and quality of services” states that the Board reviewed information relating to Beutel’s financial condition, operations and personnel, and its investment philosophy, strategies and techniques. There is no discussion of what the board found with respect to any of these factors. It does not discuss whether Beutel has weak or strong financial condition; it does not discuss

Beutel’s personnel, other than the experience of the two portfolio managers; and it does not discuss why Beutel’s investment philosophy and strategies are appropriate for the Fund. This paragraph also states that the Board considered Beutel’s compliance program and its risk management processes, but does not discuss how the board evaluated those factors or what the board found. Please revise the disclosure in this section to provide additional detail as to how the Board evaluated each of the factors identified.

Response: The requested change has been made.

28. Comment: Although Item 22(c)(11) of Schedule 14A specifies particular information that must be discussed in a proxy statement relating to approval of an advisory agreement, the information identified is non-exclusive. That item requires a fund to discuss “material factors” that are the basis for the board’s recommendation. Disclosure elsewhere in the proxy statement indicates that the Board considered certain material factors which have not been discussed in this section. For example, the section captioned “Board of Trustee Approvals” states that the Board considered the “strategic realignment and other factors” in determining to replace Pictet with Beutel. That section also states that the Board concluded that hiring Beutel “does not involve a conflict of interest from which the Investment Manager or an affiliated subadviser derives an inappropriate advantage.” Please discuss in this section the Board’s determination to terminate the advisory contract with Pictet and the Board’s consideration of the “strategic realignment,” which involves replacing unaffiliated advisers with AMG affiliates. Please discuss how the Board became comfortable that AMG’s recommendation to replace unaffiliated advisers with affiliated advisers is in the best interest of the Fund and that AMG’s conflict of interest did not involve a breach of AMG’s duty of loyalty to the Fund. See Commission Interpretation Regarding Standard of Conduct for Investment Advisers, Release No. IA-5248, Parts II.B and C (June 5, 2019) (providing that an adviser’s duty of care requires it to provide advice in the best interest of its client; its duty of loyalty requires it not to put its own interest ahead of its client’s interest)[ 84 Fed. Reg. 33669 (July 12, 2019)]

Response: The requested change has been made.

29. Comment: Performance. This paragraph indicates that the Trustees considered the performance of Beutel’s International Equity Composite. Please explain how the Board evaluated the Composite, including whether the Board was provided with comparative performance of other advisers. We note that the Fund included the Composite in a post-effective amendment to the Fund’s registration statement. Please disclose that information in an appendix to the proxy statement.

Response: The requested change has been made. The Trust notes that the Board did not review comparative performance information of other advisers.

30. Comment: Subadvisory Fees, Profitability, and Economies of Scale. Please respond to each of the following:

a. The first paragraph of this section notes that because Beutel is an affiliate of the Investment Manager a portion of Beutel’s revenues or profits might be shared with the

Investment Manager. We note that Beutel’s fee, which will be paid by the Investment Manager, will be less than the fee that was paid to Pictet, allowing the Investment Manager to retain a greater amount of the management fee. Please disclose whether the Board evaluated the profitability of this arrangement for the Investment Manager and what, if anything, it determined.

Response: The disclosure has been revised to include a discussion of what the Board considered with respect to the portion of the fee retained by the Investment Manager.

b. Did the Board review a comparison of Beutel’s advisory fees with similar advisory arrangements? If so, please explain what the comparison showed and how it assisted the board in recommending that shareholders approve the advisory contract. See Item 22(c)(11) of Schedule 14A.

Response: As noted in the proxy statement, Beutel does not currently act as investment adviser or subadviser with respect to any other investment company registered under the 1940 Act with similar investment objectives and strategies to those of the Fund. The Board received information on the Fund’s fees and expenses compared with an appropriate peer group of similar mutual funds.

c. The last sentence of the second paragraph of this section states that the Fund may realize economies of scale as assets increase over time. Please disclose, however, that the Fund will not realize economies of scale due to the advisory fees because the advisory fees will not decrease as assets increase.

Response: The requested change has been made.

31. Comment: Subadvisory Fees, Profitability, and Economies of Scale. We note that, in certain proxy statements, the subadviser’s fee, which will be paid by the Investment Manager, will be more than the fee that was paid to the former subadviser. Please explain whether the Board considered this and if so, what factors the Board considered in concluding that the fee was appropriate.

Response: The requested change has been made. The applicable proxy statements have been revised to include a discussion of the applicable Board’s considerations. In this regard, the proxy statements state that the Trustees noted payments being made or to be made from the subadviser to the Investment Manager, and other payments made or to be made to the subadviser, including certain expense sharing arrangements related to, among other things, shareholder servicing and distribution. The disclosure has also been revised in the applicable proxy statements to discuss the trustees’ considerations of new contractual expense limitation agreements for the relevant funds.

Proposal 2: Approval Of A Change In the Fund’s Sub-Classification Under the 1940 Act From “Diversified” To “Non-Diversified”.

32. Comment: Please consider adding a subheading before paragraph 2 to bring attention to the risks of non-diversification.

Response: The requested change has been made.

Proposal 4: Approval Of The Amendment Of The Fund’s Fundamental Investment Restriction With Respect To Borrowing.

33. Comment: Please consider adding a third column to the chart explaining the key differences between the existing and proposed investment restriction on borrowing. For example, the third column could state that the amendment would permit the Fund to participate in the interfund lending facility, which is described on the following page.

Response: The requested change has been made.

Proposal 5: Approval Of An Amended And Restated Distribution Plan Pursuant To Rule 12b-1 Under The 1940 Act.

34. Comment: Please state prominently the effect this proposal will have on the amount of the Fund’s 12b-1 fee.

Response: The requested change has been made.

Proposal 6: Approval Of A Modified Manager-Of-Managers Structure For The Fund That Would Permit The Investment Manager To Enter Into And Materially Amend Subadvisory Agreements With Unaffiliated And Affiliated Managers Without Obtaining Shareholder Approval And Would Also Permit The Fund to Disclose Fees Paid To Subadvisors On An Aggregate, Rather Than Individual, Basis.

35. Comment: Please clarify that if the proposal is approved by shareholders, the Fund will continue to provide fee disclosure on an individual (adviser) basis until it has applied for and received relief from the SEC.

Response: The requested change has been made.

River Road Mid Cap Value Fund

Questions and Answers (Page iv)

36. Comment: Question 2, Proposal 4. Please identify the fundamental investment restrictions that are proposed to be amended or eliminated.

Response: The requested change has been made.

Proposal 4: Approval of the Amendment or Elimination of Certain Fundamental Investment Restrictions of the Fund.

37. Comment: Please consider adding a third column to the chart explaining the key differences between the existing and proposed investment restrictions.

Response: The requested change has been made.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.

Appendix A

File No.	Registrant Name	Series Name
811-06520	AMG Funds I	AMG Boston Common Global Impact Fund (formerly AMG Managers Brandywine Fund)
811-06520	AMG Funds I	AMG River Road Large Cap Value Select Fund (formerly AMG FQ Long-Short Equity Fund)
811-06520	AMG Funds I	AMG Veritas Global Real Return Fund (formerly AMG Managers Brandywine Blue Fund)
811-03752	AMG Funds III	AMG GW&K ESG Bond Fund (formerly AMG Managers Loomis Sayles Bond Fund)
811-03752	AMG Funds III	AMG Veritas Asia Pacific Fund (formerly AMG Managers Special Equity Fund)
811-08004	AMG Funds IV	AMG Beutel Goodman Core Plus Bond Fund (formerly AMG Managers DoubleLine Core Plus Bond Fund)
811-08004	AMG Funds IV	AMG Beutel Goodman International Equity Fund (formerly AMG Managers Pictet International Fund)
811-08004	AMG Funds IV	AMG GW&K Small Cap Fund II (formerly AMG Managers LMCG Small Cap Growth Fund)
811-08004	AMG Funds IV	AMG Montrusco Bolton Large Cap Growth Fund (formerly AMG Managers Montag & Caldwell Growth Fund)
811-08004	AMG Funds IV	AMG River Road Mid Cap Value Fund (formerly AMG Managers Fairpointe Mid Cap Fund)